Exhibit 100.2

Whitestream Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First
Financial Crime Management Ecosystem

Partnering with the X-Sight Marketplace, Whitestream offers blockchain-based compliance solutions that can monitor cryptocurrency fraud and market abuse

Hoboken, N.J., September 19, 2019 – Helping financial services organizations keep up with a changing market landscape, NICE Actimize, a NICE business (Nasdaq: NICE) and the leader in Autonomous Financial Crime Management, today announced that Whitestream a blockchain analytics firm, has joined the X-Sight Marketplace, the industry’s first financial crime risk management-focused ecosystem designed to assist financial services organizations evaluate new point solutions and move to stay on top of a challenging regulatory and criminal environment.

The X-Sight Marketplace leverages the X-Sight Platform-as-a-Service and further expands the functionality offered by the platform. The NICE Actimize X-Sight Platform-as-a-Service offers a single, unified, cost-effective way for financial service organizations to rapidly innovate and to introduce new services while supporting best-in-class financial crime, risk and compliance management capabilities.

Whitestream, experts in extracting knowledge using blockchain analysis technology, addresses crypto-currency fraud and monitors market abuse on the blockchain, accomplishing this by generating alerts on trading frequencies, holding periods and watchlist/restricted lists. A Whitestream rating engine also helps market participants identify the most reliable entities on the blockchain. A unique algorithm analyzes traffic to map the bitcoin network and find blockchain "safe" areas, protecting participants from market abuse.

Technology providers such as Whitestream, that partner with NICE Actimize’s X-Sight Marketplace ecosystem, are reviewed for their ability to complement financial crime and compliance solutions. Once approved, software and service providers become available to the NICE Actimize community via the X-Sight Marketplace. FSOs can quickly browse through X-Sight Marketplace solution categories to find scalable options that solve their unique business problems.

“Whitestream welcomes this partnership with NICE Actimize as we bring innovation and business value to financial services and organizations looking to adapt the power of blockchain analysis to their financial crime compliance operations, said Itsik Levy, CEO and co-founder, Whitestream. “There is strong synergy and alignment between the industry-leading financial crime solutions and platforms that NICE Actimize offers its community and Whitestream. We look forward to building our presence within this innovative community platform.”

“We are excited that Whitestream, who shares our common goal of fighting financial crime through the benefits of a Marketplace ecosystem, is partnering with us and joining the X-Sight Marketplace community,” said Craig Costigan, CEO, NICE Actimize. “By connecting via a cloud environment, community participants will experience a quicker time to value and minimized integration cost as they evaluate new solutions for their financial services organizations.”

Additional categories that will be added to NICE Actimize’s X-Sight Marketplace from other partner participants will include: ID Verification, Ultimate Beneficial Ownership, Value-added Data & Adverse Media, Watchlist, Device Identification, and User Authentication & Fraud. Additional partners will be announced as the X-Sight Marketplace grows.

About Whitestream
Whitestream is a leading blockchain analysis company. Underlying Whitestream is a deep blockchain indexing technology and API data platform that help various financial service providers and organizations to quickly accommodate tailored blockchain compatible functionality for AML\CFT compliance purposes, fraud detection, data enrichment and more.

For more information on the X-Sight Marketplace, please click here.

If you are a technology company or financial institution wishing to be part of the first financial crime and compliance marketplace, please contact us at info@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.